SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(a) AND AMENDMENTS THERETO FILED

 PURSUANT TO §240.13d-2(a)

(Amendment No. 2 )*

Colombia Energy Resources, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
19529P106

(CUSIP Number)

Brent E. Binge, Esq.
Steelhead Partners, LLC
333 108th Avenue NE, Suite 2010
Bellevue, WA 98004
(425) 974-3788

Copy to:

Julia Vax, Esq.
Arnold & Porter LLP
Three Embarcadero Center, 10 Floor
San Francisco, CA 94111-4024
(415) 471-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 25, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19529P106	13D	Page 2 of 11 pages

1.	Names of Reporting Persons	STEELHEAD PARTNERS, LLC
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With			144,094,358*
	7.	Sole Voting Power
0
	8.	Shared Voting Power
144,094,358*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	144,094,358*
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	83.8%*
14.		Type of Reporting Person (See Instructions)	IA

*See disclosure under Item 5(a) below.

CUSIP No. 19529P106	13D	Page 3 of 11 pages

1.	Names of Reporting Persons	STEELHEAD NAVIGATOR MASTER, L.P.
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With			144,094,358*
	7.	Sole Voting Power
0
	8.	Shared Voting Power
144,094,358*
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	144,094,358*
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	83.8%*
14.		Type of Reporting Person (See Instructions)	PN

*See disclosure under Item 5(a) below.

CUSIP No. 19529P106	13D	Page 4 of 11 pages

1.	Names of Reporting Persons	JAMES MICHAEL JOHNSTON
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	144,094,358*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	144,094,358*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	144,094,358*
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	83.8%*
14.		Type of Reporting Person (See Instructions)	IN/HC

*See disclosure under Item 5(a) below.

CUSIP No. 19529P106	13D	Page 5 of 11 pages

1.	Names of Reporting Persons	BRIAN KATZ KLEIN
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power	0

	8.	Shared Voting Power	144,094,358*

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	144,094,358*

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	144,094,358*
12.		Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row 11	83.8%*
14.		Type of Reporting Person (See Instructions)	IN/HC

*See disclosure under Item 5(a) below.

CUSIP No. 19529P106	13D	Page 6 of 11 pages

               This Amendment No. 2 (this “Amendment”) amends and restates Amendment No. 1 to Schedule 13D (the “Prior Schedule”) filed with the Securities and Exchange Commission (“SEC”) on January 25, 2013, and is being filed on behalf of Steelhead Partners, LLC (“Steelhead”), Steelhead Navigator Master, L.P. (“Steelhead Navigator”), James Michael Johnston and Brian Katz Klein, to report an additional 11,480,000 shares of common stock, $0.001 par value per share, of Colombia Energy Resources, Inc. issued to Steelhead Navigator as payment-in-kind dividends following the filing of the Prior Schedule.  The Prior Schedule, as amended and restated by this Amendment, is referred to herein as the “Schedule.”

Item 1.  Security and Issuer.

This Schedule relates to shares of common stock, $0.001 par value per share (the “Common Stock”), of Colombia Energy Resources, Inc. (the “Issuer”).  The principal executive office of the Issuer is One Embarcadero Center, Suite 500, San Francisco, CA 94111.

Item 2.  Identity and Background.

This Schedule is filed on behalf of Steelhead, Steelhead Navigator, James Michael Johnston and Brian Katz Klein.

The principal business address of Steelhead, Mr. Johnston and Mr. Klein is 333 108th Avenue NE, Suite 2010, Bellevue, WA 98004. The principal business address of Steelhead Navigator is O’Hara House, 3 Bermudiana Road, Hamilton HM08, Bermuda.

Steelhead Navigator is an exempted limited partnership, whose investment manager is Steelhead.  Steelhead is an investment adviser registered as such with the SEC. Mr. Johnston and Mr. Klein are Steelhead’s member-managers.

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

None of Steelhead, Steelhead Navigator, Mr. Johnston or Mr. Klein has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Steelhead is a Delaware limited liability company, Steelhead Navigator is a Cayman Islands exempted limited partnership, and Mr. Johnston and Mr. Klein are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of funds used to purchase the securities reported in this Schedule was the working capital of Steelhead Navigator.  The amount of funds used to purchase such securities was approximately $19.9 million in the aggregate.

Item 4. Purpose of Transaction.

The securities reported in this Schedule were acquired for investment purposes, and the acquisitions of such securities were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

CUSIP No. 19529P106	13D	Page 7 of 11 pages

Consistent with the investment purposes, Steelhead may engage in communications with one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer relating, but not limited, to the Issuer’s operations.  In addition, the Series A Certificate of Designation, as defined and described in Item 6 below, prohibits the Issuer, without the affirmative vote or consent of the holders of at least 50% of the Issuer’s Series A Convertible Preferred Stock (the “Series A Stock”), from, among other things, issuing Common Stock under certain circumstances or additional shares of Series A Stock, incurring debt or granting security interests other than those specifically designated therein, amending its governing documents or permitting its subsidiaries to do the same, liquidating or dissolving or permitting its subsidiaries to do the same, entering into any transaction with an affiliate, entering into another line of business, disposing of assets, paying dividends or repurchasing shares, acquiring assets with a total value in excess of $1,000,000, or effecting any transaction which would result in a change of control (each, an “Action Requiring Consent”).  Steelhead Navigator, as a holder of Series A Stock, is also permitted to vote or act together with the holders of the Issuer’s Common Stock as a single class on all actions to be taken by stockholders of the Issuer.  Each holder of Series A Stock shall be entitled to the number of votes equal to the number of shares of the Issuer’s Common Stock into which such shares of Series A Stock could be converted.  The Covenant Agreement, as defined and described in Item 6 below, also prohibits the Issuer or its subsidiaries, without the consent of Steelhead Navigator and another party to the Covenant Agreement, from taking any corporate actions that are substantially similar to the Actions Requiring Consent.  Furthermore, pursuant to the Units Purchase Agreement, as defined and described in Item 6 below, Steelhead was given the right to designate one individual to serve on the Issuer’s board of directors so long as Steelhead or its affiliates beneficially owns at least 15% of the Issuer’s outstanding Common Stock on an as-converted basis.

Although the reporting persons have no specific plan or proposal to acquire or dispose of the securities of the Issuer other than as disclosed in this Schedule, consistent with its investment purpose, the reporting persons at any time and from time to time, may acquire additional securities or dispose of any or all of its securities depending upon an ongoing evaluation of the investment in the securities, prevailing market conditions and other investment opportunities.

Except to the extent the foregoing may be deemed a plan or proposal, none of the reporting persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The reporting persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a)    For the purposes of this Schedule, Steelhead Navigator currently beneficially owns 144,094,358 shares of the Issuer’s Common Stock consisting of (i) 120,060,000 shares of the Issuer’s Common Stock issuable upon conversion of 1,800,000 shares of the Issuer’s Series A Stock acquired pursuant to the transactions described in Item 6 below; (ii) warrants to purchase up to 9,011,725 shares of the Issuer’s Common Stock acquired pursuant to the transactions described in Items 5(c) and 6 below; and (iii) 15,022,633 shares of the Issuer’s Common Stock acquired pursuant to the transactions described in Item 6 below.  The percentage of Common Stock beneficially owned by Steelhead Navigator for the purposes of this Schedule is 83.8%, which calculation is based on Rule 13d-3(d) of the Act, and as required by such rule, includes all convertible and derivative securities held by the reporting persons because all such securities are exercisable or convertible within 60 days of the filing of this Schedule.

CUSIP No. 19529P106	13D	Page 8 of 11 pages

Steelhead, as the investment manager of Steelhead Navigator and the sole member of Steelhead Navigator’s general partner, and Mr. Johnston and Mr. Klein, as the member-managers of Steelhead, may be deemed to beneficially own the shares owned by Steelhead Navigator in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of Steelhead, Mr. Johnston or Mr. Klein is, for any other purpose, the beneficial owner of any such securities, and Steelhead, Mr. Johnston and Mr. Klein disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. For the purposes of this Schedule, Steelhead, Mr. Johnston and Mr. Klein beneficially own 144,094,358 shares of Common Stock (which is comprised of the shares of Common Stock owned by Steelhead Navigator as described above), and the percentage of Common Stock beneficially owned by such reporting persons for the purposes of this Schedule is 83.8%, computed as described above.

The calculation of percentage of beneficial ownership in this paragraph (a) and Item 13 of pages 2 – 5 of this Schedule was derived from the Issuer’s Preliminary Proxy Statement on Schedule 14A filed with the SEC on February 25, 2013, in which the Issuer stated that the number of shares of its Common Stock outstanding as of February 21, 2013 was 42,845,105 shares.  As required under Rule 13d-3(d) of the Act, all shares of the Issuer’s Common Stock underlying outstanding warrants held by the reporting persons and all shares of the Issuer’s Common Stock issuable upon conversion of the shares of Series A Stock held by the reporting persons were added to the 42,845,105 shares reported by the Issuer to be outstanding as of February 21, 2013 for purposes of calculating the number of shares of the Issuer’s Common Stock outstanding; however, shares of the Issuer’s Common Stock underlying outstanding warrants, options and other derivative securities held by investors other than the reporting persons and shares of the Issuer’s Common Stock issuable upon conversion of the shares of the Series A Stock held by investors other than the reporting persons were deemed not to be outstanding for the purpose of computing the percentage of outstanding shares of Common Stock owned by the reporting persons.

(b)    Reference is made hereby to Items 7 to 10 of pages 2 - 5 of this Schedule, which Items are incorporated herein by reference.

(c)    The following transactions were effected with respect to Steelhead Navigator in the sixty days prior to the filing of this Schedule:

On February 25, 2013 and February 28, 2013, Steelhead Navigator received 7,070,628 and 4,409,372 shares, respectively, of the Issuer’s Common Stock as payment-in-kind dividends on the shares of Series A Stock owned by Steelhead Navigator.

On January 18, 2013, Steelhead Navigator entered into a Subscription Agreement with the Issuer (the “Subscription Agreement”) which provided for the sale by the Issuer and the purchase by Steelhead Navigator in a private placement of a 15% Secured Promissory Note due January 18, 2014 in the principal amount of $105,000 and a warrant to purchase up to 8,381,725 shares of the Issuer’s Common Stock, at an aggregate purchase price of $100,000.  The warrant to purchase shares of the Issuer’s Common Stock received pursuant to the Subscription Agreement is immediately exercisable at an exercise price of $0.01 per share, or alternatively, may be exercised by cashless exercise. The note is non-convertible and the Issuer’s obligations under such note are secured by certain assets of the Issuer and certain assets of the Issuer’s affiliates.  The note accrues interest at an annual rate of 15% and may be payable in cash, in shares of the Issuer’s Common Stock, or a combination thereof, in the Issuer’s discretion, at maturity.

(d)    Except as set forth in this Schedule, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule.

(e)    Not applicable.

CUSIP No. 19529P106	13D	Page 9 of 11 pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the information provided under Items 4 and 5(c) above, which is incorporated herein by reference.  In connection with the transactions entered into on January 18, 2013, the Issuer also entered into a Covenant Agreement with certain of its affiliates, Steelhead Navigator and the other investor named therein (“Covenant Agreement”).  Under the Covenant Agreement, the Issuer and certain of its affiliates agreed not to take certain corporate actions without the prior approval of the investors so long as such investors (or their respective affiliates) hold shares of Series A Stock or the promissory notes issued pursuant to the Subscription Agreement.

On January 18, 2013, the Issuer filed Amendment No. 1 (the “Amendment No. 1”) to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock (as amended by Amendment No. 1, the “Series A Certificate of Designation”).  Pursuant to the Series A Certificate of Designation, each share of Series A Stock is convertible at any time at the holder’s option into approximately 66.7 shares of the Issuer’s Common Stock, subject to anti-dilution protection and other adjustments as set forth in the Series A Certificate of Designation.  In addition, the Series A Certificate of Designation provides that the Series A Stock may automatically convert into Common Stock at any time beginning on or after the date that is 18 months from the initial date of issuance (the “Series A Initial Issue Date”) in the event the Issuer’s Common Stock trades at or above 2.5 times the then applicable conversion price, as such term is defined in the Series A Certificate of Designation, for a period of 60 consecutive trading days, subject to certain other conditions specified therein.  Further, if 60% or more of the outstanding shares of Series A Stock issued on the Series A Initial Issue Date are voluntarily converted into shares of the Issuer’s Common Stock, all remaining shares of Series A Stock will be automatically converted to Common Stock.   Pursuant to the Series A Certificate of Designation, the holders of Series A Stock, including Steelhead Navigator, are entitled to quarterly cumulative dividends payable in arrears in an amount equal to 12.0% of the “Stated Value” of the Series A Stock.  “Stated Value” of the Series A Stock means $10.00 per share, subject to adjustment for any stock splits or combinations of the Series A Stock.  Such dividends are payable, at the option of the Issuer, in cash, in shares of the Issuer’s Common Stock, or a combination thereof.  As of the filing of this Schedule, Steelhead Navigator has received a total of 12,042,500 shares of the Issuer’s Common Stock as payment-in-kind dividends on the shares of Series A Stock owned by Steelhead Navigator.  The Series A Certificate of Designation also provides the holders of Series A Stock with certain rights to participate in future issuances of the Issuer’s securities, subject to customary exceptions, and certain liquidation preferences and approval rights.

On June 1, 2011, Steelhead Navigator entered into the following transactions, all of which were signed and closed simultaneously: (i) a Securities Purchase Agreement with the Issuer (the “Units Purchase Agreement”), which provided for the sale by the Issuer and the purchase by Steelhead Navigator in a private placement of 150 units at a purchase price of $100,000 per unit consisting of an aggregate of 1,500,000 shares of the Issuer’s Series A Stock and a five-year warrant to purchase up to an aggregate of 525,000 shares of the Issuer’s Common Stock; (ii) a Securities Purchase Agreement with a third party seller (the “Common Stock Purchase Agreement”), which provided for the sale by such third party seller and the purchase by Steelhead Navigator in a private placement of 1,785,714 shares of the Issuer’s Common Stock at a purchase price of $1.00 per share; and (iii) pursuant to the terms of the Note, the conversion by Steelhead Navigator of its 10% Secured Convertible Note due June 30, 2012 (the “Note”) in the principal amount of $3,000,000 into units consisting of an aggregate of 300,000 shares of the Issuer’s Series A Stock and a five-year warrant to purchase up to an aggregate of 105,000 shares of the Issuer’s Common Stock.  This note was issued by the Issuer to Steelhead Navigator on December 10, 2010, together with a warrant to purchase up to 1,200,000 shares of Common Stock, exercisable at $0.01 per share, which warrant was exercised in full on March 3, 2011 pursuant to a “cashless” exercise feature and resulting in the net issuance to Steelhead Navigator of 1,194,419 shares of the Issuer’s Common Stock.

Pursuant to the Units Purchase Agreement, Steelhead was given the right to designate one individual to serve on the Issuer’s board of directors so long as Steelhead or its affiliates beneficially owns at least 15% of the Issuer’s outstanding Common Stock on an as-converted basis.  All other investors party to the Units Purchase Agreement agreed to vote their shares of capital stock of the Issuer in favor of any such designee.

CUSIP No. 19529P106	13D	Page 10 of 11 pages

In connection with the Units Purchase Agreement, the Issuer also entered into the Registration Rights Agreement, dated June 1, 2011, with Steelhead Navigator and the other investors named therein (the “Registration Rights Agreement”).  Pursuant to the Registration Rights Agreement, the Issuer granted the investors certain registration rights with respect to shares of its Common Stock (i) issuable upon conversion of the shares of Series A Stock; (ii) issuable upon exercise of the warrants and (iii) acquired from a third party seller pursuant to the Common Stock Purchase Agreement.

The foregoing summary of the terms of the Subscription Agreement, Covenant Agreement, Units Purchase Agreement, the Series A Certificate of Designation, the notes, the warrants, the Registration Rights Agreement and the Common Stock Purchase Agreement do not purport to be complete and are qualified in their entirety by the Subscription Agreement, Covenant Agreement, Units Purchase Agreement, the Series A Certificate of Designation, the form of Common Stock Warrant, the Registration Rights Agreement and the Common Stock Purchase Agreement attached hereto as Exhibits 2 through 9 and all of such Exhibits are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.

2.

Securities Purchase Agreement dated June 1, 2011 by and among the Issuer the investors named therein (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

3.

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed with the Delaware Secretary of State on November 2, 2011 (included as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on November 4, 2011 and incorporated herein by reference).

4.	Form of Warrant to Purchase Shares of Common Stock dated June 1, 2011 (included as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

5.

Registration Rights Agreement dated June 1, 2011 by and among the Issuer and the investors named therein (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

6.

Securities Purchase Agreement dated June 1, 2011 by and between Latin-American Fuels Corporation, Steelhead Navigator and the other parties named therein (included as Exhibit 6 to the reporting person’s Schedule 13D filed with the SEC on June 10, 2011 and incorporated herein by reference).

7.	Form of Subscription Agreement dated January 18, 2013 (included as Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on January 25, 2013 and incorporated herein by reference).

8.

Amendment No. 1 to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed with the Delaware Secretary of State on January 18, 2013 (included as Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on January 25, 2013 and incorporated herein by reference).

9.

Covenant Agreement dated January 18, 2013 by and among the Issuer, certain affiliates of the Issuer and the investors named therein (included as Exhibit 99.6 to the Issuer’s Form 8-K filed with the SEC on January 25, 2013 and incorporated herein by reference).

CUSIP No. 19529P106	13D	Page 11 of 11 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2013	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein

EXHIBITS LIST

No.	Exhibit
1.	Agreement Regarding Joint Filing of Statement on Schedule 13D.

2.

Securities Purchase Agreement dated June 1, 2011 by and among the Issuer the investors named therein (included as Exhibit 10.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

3.

Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed with the Delaware Secretary of State on November 2, 2011 (included as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on November 4, 2011 and incorporated herein by reference).

4.	Form of Warrant to Purchase Shares of Common Stock dated June 1, 2011 (included as Exhibit 4.1 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

5.

Registration Rights Agreement dated June 1, 2011 by and among the Issuer and the investors named therein (included as Exhibit 10.2 to the Issuer’s Form 8-K filed with the SEC on June 7, 2011 and incorporated herein by reference).

6.

Securities Purchase Agreement dated June 1, 2011 by and between Latin-American Fuels Corporation, Steelhead Navigator and the other parties named therein (included as Exhibit 6 to the reporting person’s Schedule 13D filed with the SEC on June 10, 2011 and incorporated herein by reference).

7.	Form of Subscription Agreement dated January 18, 2013 (included as Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on January 25, 2013 and incorporated herein by reference).

8.

Amendment No. 1 to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock filed with the Delaware Secretary of State on January 18, 2013 (included as Exhibit 4.3 to the Issuer’s Form 8-K filed with the SEC on January 25, 2013 and incorporated herein by reference).

9.

Covenant Agreement dated January 18, 2013 by and among the Issuer, certain affiliates of the Issuer and the investors named therein (included as Exhibit 99.6 to the Issuer’s Form 8-K filed with the SEC on January 25, 2013 and incorporated herein by reference).

EXHIBIT 1

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of each of such parties.

Dated: March 4, 2013	STEELHEAD PARTNERS, LLC By: /s/ Brent E. Binge Brent E. Binge, General Counsel
STEELHEAD NAVIGATOR MASTER, L.P. By: Steelhead Partners, LLC, its Investment Manager By: /s/ Brent E. Binge Brent E. Binge, General Counsel
JAMES MICHAEL JOHNSTON /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for James Michael Johnston
BRIAN KATZ KLEIN /s/ Brent E. Binge Brent E. Binge, Attorney-In-Fact for Brian Katz Klein